Top Win International Ltd.

33/F Sunshine Plaza

353 Lockhart Road

Wan Chai, Hong Kong

January 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Valeria Franks

Angela Lumley

Jenna Hough

Dietrich King

Re:	Top Win International Ltd.

Registration Statement on Form F-1

Submitted November 25, 2024

File No. 333-283448

Ladies and Gentlemen:

We are in receipt of the comment letter dated December 10, 2024 regarding Top Win International Ltd. (the “Company”, “Top Win” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Registration Statement on Form F-1 (the “Amendment No. 1 to Form F-1”) is being submitted to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Form F-1 filed November 25, 2024

Description of Share Capital, page 94

1.	We note your disclosure on pages 4, 48, and 49 regarding the November 20, 2024 2000-to-1 share split/share subdivision. Please provide a discussion of this share split here and revise the disclosure accordingly. Refer to Item 10(A)(6) of Form 20-F.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have provided a discussion of this share split and revised the disclosure accordingly.

General

2.	We note your revised disclosure and response pursuant to prior comment 2 and reissue in part. Where you discuss the applicability of PRC/Hong Kong laws to your business on page 28, please disclose if you relied on the opinion of your Hong Kong counsel, Stevenson, Wong & Co. If not, please explain why. Please also explain here, as you do on the cover page, why you did not rely on an opinion from PRC counsel.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we did rely on the opinion of our Hong Kong Counsel, Stevenson, Wong & Co. regarding the applicability of Hong Kong laws to our business. In addition, we confirm that all of our operations are conducted through our operating subsidiary in Hong Kong. We do not have any operations, office space or personnel in Mainland China, nor currently do we have, or intend to have, any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. Therefore, we believe that we are not required to rely on an opinion from PRC counsel according to Item 601(b)(5)(i) of Regulation S-K.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Kwan Ngai
Name:	Kwan Ngai
Title:	Chief Executive Officer